EXHIBIT 99.1

Westport Fuel Systems Announces Co-Investment Agreement with Tier One Injector Manufacturing Partner to Expand Manufacturing Footprint for HPDI 2.0 Injectors in China

High-volume production facility to be added to the long-standing partnership to supply injectors for global market

VANCOUVER, British Columbia, March 18, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced co-investment with its Tier 1 global injector manufacturing partner to expand their production facility in Yantai, China to supply jointly developed and proprietary fuel injectors to the growing global market for HPDI 2.0™.

“We have shared a critical engineering and manufacturing partnership with one of the world’s leading tier 1 injector manufacturers and its predecessor company for HPDI fuel injectors since our first-generation HPDI product and are pleased to jointly invest in continued growth," said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Investment in the Yantai facility to expand manufacturing capacity responds to the growing global demand for clean, cost-effective heavy-duty trucks powered by HPDI 2.0, particularly in Europe and China. The investment also allows the state-of-the-art facility to be further scaled relatively easily to meet future growth in Europe, in China and then in the rest of the world.”

The demand for Westport’s HPDI 2.0 fuel system is growing in Europe as is the availability of bioLNG, with many European countries now producing renewable gas. The transition to net-zero carbon solutions for the transport sector is well underway in Europe, where renewable gas accounts for about 17% of all gas fuel consumed by road transportation. Fleet operators are making investments to support net-zero carbon commitments through the purchase of HPDI 2.0 powered trucks fueled with renewable gas and at the same time realizing ongoing operating cost savings from a product capable of meeting a fleet’s most demanding performance requirements.

According to Natural Gas Vehicle Association of Europe there are more than 11,000 LNG fueled trucks on the road in Europe. The LNG fueling network has more than doubled since 2017 and there are now almost 400 LNG refueling stations across Europe.

Europe aims to be a carbon neutral continent by 2050 and China has pledged to be carbon neutral by 2060. HPDI 2.0 is fully capable of using renewal gas and thereby provides a cost-effective pathway to achieving carbon neutrality in heavy-duty, long haul trucking.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding growth in the heavy-duty LNG truck market, the factors responsible for such growth, timing for and completion of the referenced facility in Yantai and the continued development and production of HPDI 2.0 injectors in Stonehouse, UK. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation, the demand for HPDI 2.0 injectors, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com